PNM Provides More Detail on Proposed Western Resources Acquisition

ALBUQUERQUE, N.M. November 14, 2000 - In a presentation to utility investment analysts in New York this morning, PNM, Public Service Company of New Mexico (NYSE:PNM) provided estimates of the incremental earnings and cash flow the company expects to realize from its proposed acquisition of the electric utility operations of Western Resources (NYSE:WR).

Investors can view the presentation on the PNM web site at pnm.com. A copy has also been filed with the Securities and Exchange Commission as a Form 8-K.

The combination of PNM and Western Resources will create a new energy company with 7,125MW of generating capacity, 42,500 miles of electric transmission and distribution lines, and more than a million retail electric and gas customers in two states.

Under the terms of the agreement, Western Resources will spin off its non-utility assets into a separate company and PNM will issue 55 million shares of stock in a new holding company in exchange for all shares in Western
Resources. The new holding company will also assume $2.9 billion in Western Resources debt.

The company anticipates that increased utilization of Western Resources' existing generation will add substantial value to the proposed combination. By using the same asset-backed trading strategy that PNM has implemented successfully in the Western United States, the combined company will be able to take advantage of new opportunities in the Midwestern power market as that market matures.

The total purchase price of approximately $4.424 billion equals about 12.4 times EBIT (Earnings Before Income Taxes) and approximately 8.4 times EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), based upon estimated
Western Resources 2000 earnings. Based upon pro forma 2001 estimates, PNM expects the combination would provide earnings of more than $2.95 per share, compared to the company's projected 2001 earnings of between $2.50 and $2.60 per share without the benefit of the Western Resources transaction.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995 This press release contains forward looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of PNM and Western Resources and with respect to the benefits of the transaction are based on current expectations that are subject to risk and uncertainties. Such statements are based upon the current beliefs and expectations of the management of PNM and Western Resources. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to, risks and uncertainties relating to: the possibility that shareholders of PNM and/or Western Resources will not approve the transaction, the risks that the businesses will not be integrated successfully, the risk that the benefits of the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with clients, employees, suppliers or other third parties, conditions in the financial markets relevant to the proposed transaction, the receipt of regulatory and other approvals of the transaction, that future circumstances could cause business decisions or accounting treatment to be decided differently than now intended, changes in laws or regulations, changing governmental policies and regulatory actions with respect to allowed rates of return on equity and equity ratio limits, industry and rate structure, stranded cost recovery, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs, decommissioning costs, present or prospective wholesale and retail competition (including retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as tornadoes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements, the outcome of Protection One accounting issues reviewed by the SEC staff as disclosed in previous Western Resources SEC filings, the impact of Protection One's financial condition on Western Resources' consolidated results, and other factors.

PNM and Western Resources disclaim any obligation to update any forward-looking statements as a result of developments occurring after the date of this news release. Readers are referred to PNM's and Western Resources' most recent reports filed with the Securities and Exchange Commission.

Additional Information

In connection with the proposed transaction, PNM and Western Resources will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by PNM and Western Resources with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when available, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of PNM's filings may be obtained by directing a request to PNM, Alvarado Square, Albuquerque, New Mexico.
The following is information from a slide presentation by Jeff Sterba the Company's Chairman, President and Chief Executive Officer to utility investment analysts in New York on November 14, 2000 and is being filed herewith as a Regulation FD disclosure.

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

                           A High-Voltage Combination
                            PNM and Western Resources

1.  Strategic Rationale

o   Creates  scope and scale  needed to compete
o   Solidifies market reach from Midwest to West Coast
o   Builds on successful track record in wholesale marketing
o   Combines stable utility core with strong wholesale growth

2.  Transaction Terms

o   $4.4B Purchase Price
o   Stock for Stock Transaction
o   New Holding Company Issues 55 Million Shares (subject to adjustment)
o   Tax Free
o   New Holding Company Assumes $2.9B in Western Resources debt
o   Reverse Merger Accounting (PNM balance sheet marked to market)

3.  Purchase Price Multiples

    Purchase Price                          $4.424 Billion

    Estimated EBIT (2000)                   $357 Million
    Estimated EBIT Multiple                 12.4 Times

    Estimated EBITDA                        $527 Million
    Estimated EBITDA Multiple               8.4 Times

4.  PNM/WR Coal-Fired Power Plant Utilization

                       Capacity Factor %
                     Western        PNM

     1997              60            81
     1998              57            82
     1999              63            82


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

5.

Western Resources Coal-Fired Power Plant Estimated Opportunity

    Additional          At                         At
     Capacity     $10/Mwh Margin             $20/Mwh Margin

         5%         $14,561,482                $29,122,963
        10%         $29,122,963                $58,245,927
        15%         $43,684,445                $87,368,890
        20%         $58,245,927               $116,491,854

6.   PNM Churn Rate

                                  Gwh
                     Generation            Total Sales
     1997                3,200                 6,926
     1998                3,200                 8,784
     1999                3,200                11,171

7.   Western Resources Estimated Churn Opportunity

       Western Sales
       to Generation                At                      At
           Ratio               $2/Mwh Margin          $4/Mwh Margin
           1.5:1                 $33,600,000             $67,200,000
           2.0:1                 $44,800,000             $89,600,000
           2.5:1                 $56,000,000            $112,000,000

8.  5-year Estimated Free Cash Flow Summary($000)

    PNM Cash from Operations                      $  1,388
    Capital Expenditures                          $ (1,341)
                                                 ---------
    Free Cash Flow                                $     47
                                                 =========

    WR Cash from Operations                       $  1,904
    Capital Expenditures                          $   (725)
                                                 ---------
    Free Cash Flow                                $  1,179
                                                 =========




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



9.  Earnings Power

    Assumptions:
                                                               Net Income
                                                          (In millions, except
                                                           per share amounts)
    PRO FORMA:
    2001 PNM @ $2.50 - $2.60                                      $100
    2001 Western                                                  $100
                                                                  -----
                                                                  $200
    2002 Earnings Growth                                            10
                                                                  -----
                                                                  $210
    PRO FORMA ADJUSTMENTS: (after-tax)
    PNM Balance Sheet Marked to Fair Market Value                   49
    Merger Integration Effects                                      (9)
    Western Resources Rate Case ($0-$30 Million after-tax)          15
    Wholesale Marketing Improvements
    ($15-Unknown Million after-tax)                                      15
                                                                  -----
                                                                  $280  +/-
                                                                  =====
    Earnings Per Share (95 Million Shares Outstanding)            $2.95 +/-
                                                                  =====
10. Regulatory Material Adverse Effect

o PNM Board determines whether there is a Material Adverse Effect on the revenue potential of Western Resources

11. Financial Benefits

o   Accretive in First Year
o   Broader, More Predictable Cash Flow
o   Accelerated Revenue and Earnings Growth
o   Diversified Business/Geographic Mix
o   Improved Access to Capital
o   Increased Market Float

12. A Strong Commitment to Investment Grade

o   Operating companies expected to be investment grade immediately
o   Holding company is expected to be debt free in 3 years
o Western and Westar have opportunity to convert debt into equity and preferred stock



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



13.  Acquisition Consideration Adjustment Mechanism

o    Base                                          55 million shares
     Fixed # of shares for all stock of Western
     and $234 million of intra-company debt
o    Western Resources Adjustment                  Each $27 = 1 share
     DRIP, rights offering, other non-utility
     assets (unlimited)
o    Westar Adjustment                             Each $27 = 1 share up to 9.9%
     Sale of Westar Asset, maximum $407 million        of NEWCO

                                        - then -   convertible preferred stock
                                                   7.5%, 20% premium (maximum
                                                   19.9% of NEWCO fully diluted)
o    Application of Cash
     Debt reduction at Western Resources

14.  Approval Process

o    NMPRC
o    KCC
o    FERC/NRC
o    SEC
o    HSR
o    SHAREHOLDERS

15.  Going Forward

o    10% Earnings Growth Target Maintained
o    Commitment to Investment Grade Rating
o    Dedicated to utility and utility-related businesses

16.  Our Strategy:

o    Committed to the regulated business
o    Focused on expanded wholesale market opportunities
o Pursuit of new growth opportunities rooted in technological innovation and the new economy

17. Market Rank

    Company                                            Market Cap*
    Pinnacle West Capital                                $3,643.8
    Newco (1)                                            $2,565.0
    Utilicorp United Inc.                                $2,478.4
    OGE Energy                                           $1,557.2
    Western Resources                                    $1,540.0
    Sierra Pacific Resources                             $1,240.3
    Public Service Co of New Mexico                      $1,080.0
    Avista                                               $1,072.4
    El Paso Electric Co.                                   $682.9
    Unisource                                              $474.8

(1) Calculated using the number of new Holding Company expected shares outstanding of 95,000,000 times the targer price of $27.00 pursuant to the merger agreement.
*As of 11/7/00

18.  1999 Revenue Mix

                                                                     % of
                                                                   Combined
          (in millions)       PNM       Western      Combined       Total
    Electric Revenues:

    Residential              $184.1       $407.4         $591.5       23.7
    Commercial               $238.8       $356.3         $595.1       23.9
    Industrial                $85.8       $251.4         $337.2       13.5
    Wholesale                $365.4       $368.3         $733.7       29.4
    Gas Revenues:            $236.7          N/A         $236.7        9.5
    Total                  $1,110.8     $1,383.4       $2,494.2      100.0

19.      Example Calculation

                         Additional Equity Contributions

                                                                  Newco Shares
                                                                    (000's)
                                                                  ------------
1.   Merger Consideration (see note 1)
     ---------------------------------

     68 million shares of Western Resources (WR)                        48,345

     9.36 million shares of Western Resources issued to Westar
     for conversion of $234 million inter-company debt                   6,655

                                                                  ------------
     Total Initial Merger Consideration                                 55,000

2.   Equity Contribution by Western Resources
     ----------------------------------------
     (assumes $135 million in equity contributions through
     sale of non utility assets or equity offerings, such as
     rights offering, DRIP, etc.)
     Newco shares issued for $135 million equity contribution
     at $27/Share                                                      5,000

                                                                     --------

Newco Shares issued after WR contributions                            60,000

3.   PNM Shares Exchanged for Newco                                   39,500
     ------------------------------

4.   Additional Equity Contribution by Westar (see note 2)
     -----------------------------------------------------
     (assumes maximum $407 million in equity contributions)

     (a) Common stock issued at $27/share up to a maximum
         of 9.9% ownership in Newco                                    3,547
                                                                     --------

Total Newco Shares outstanding                                       103,047
     (b) $ 311,231, 000. Convertible Preferred Stock at 7.5%,
         with conversion 20% Premium ($32.40)                          9,606

TOTAL NEWCO SHARES (fully diluted)                                   112,653
                                                                     ========

                                     Note 1

Shares to be issued to Westar from Western Resources in consideration for the conversion of a $234 million inter-company note owed to Westar:

Assumptions:    Shares of Western Resources trade at $25/share prior to closing.
-----------     68 million WR shares outstanding prior to closing.


                                                          (In Thousands)
$234 million inter-company note exchanged for WR stock
at $25/share, new WR shares to be issued                         9,360

WR shares outstanding prior to close                            68,000
                                                            -----------

     Total WR shares outstanding at closing                     77,360

Total Newco shares to be exchanged for WR                       55,000

Exchange Ratio                                                    .711

Newco shares to WR shareholders (68,000 x .711)                 48,345

Newco shares  to Westar (9360x .711)                             6,655

                                     Note 2

     PNM Shares Exchanged for Newco                             39,500

     Newco shares issued to WR and Westar                       60,000

Total owned by Westar                                           (6,655)
                                                            -----------

Newco shares owned directly by WR Shareholders and
PNM Shareholders                                                92,845   90.1%

Newco share maximum                                             10,202    9.9%
                                                            ----------- ------

Total Newco shares outstanding                                 103,047    100%

Additional shares to be issue to Westar:
Maximum ownership                                               10,202
less shares issued for note conversion                          (6,655)
                                                            -----------

Additional Newco common shares to be issued to Westar            3,547

Equity contribution to be converted:                          $407,000

a)  Into 3,547 shares at $27                                  $(95,769)

b)  Preferred stock to be issued for remainder                $311,231

20. Greater Scope and Scale

                                PNM             WR            Newco      % Chg

Generating Capacity           1,521 MW       5,604 MW       7,125 MW      368

Peak Load 2000                1,350 MW       4,512 MW

Transmission Lines          2,000 Miles    4,500 Miles     6,500 Miles    225

Distribution System         11,000 Miles   25,000 Miles   36,000 Miles    227

Retail Electric Customers     361,000        634,000         989,000      174

Communities Served              112            471             583        420

21. Strategically Positioned

A map showing the resources of KPL and KGE strongly interconnected to MAPP, MAIN, SERC and SPP NERC regions. Projects planned by third parties may provide access to the Rocky Mountain region. The resources of PNM are located in the Arizona-New Mexico sub-region of WSCC which is interconnected to southern California, Nevada, Utah and Colorado. In addition to access to the WSCC markets, PNM is interconnected to SPP.

22. The Opportunity in Trading and Generation (coal)

                              PNM                                  Western Resources
                       SJGS      Four Corners     Jeffrey        Lacygne       Lawrence      Tecumseh
                                                   Energy                       Energy     Energy Center
                                                   Center                       Center
Ownership              46%           13%            84%            50%           100%          100%
In Service             1973          1969           1978           1973          1954          1957
Net Gen. Capacity     265 MW        192 MW        1,871MW         681 MW        572 MW        284 MW
Fuel Cost $/MWh       $18.00        $10.00         $12.04         $9.05         $13.31        $12.94
Capacity Factor       87.5%          84%            65%            68%           49%            46%

23.      A Balanced Generation Mix (1999)

                                PNM              WR              NEWCO
    Coal                        63%              61%              61%
    Gas/Oil                     11%              29%              26%
    Nuclear                     26%              10%              13%

24.      Diversified Fuel Mix (1999 - Based on MWh Produced)

                                PNM              WR              NEWCO
    Coal                        68%              76%              73%
    Gas/Oil                      1%               6%               5%
    Nuclear                     31%              18%              22%

25.      Post Merger Organization

         Holding Company (Parent):

         Direct subsidiaries of parent:
         Western
         Intermediate Holding Company
         Avistar

         Division of Western:
         KPL

         Subsidiaries of Intermediate Holding Company:
         Manzano Energy
         PNM Utility

         Subsidiary of Western
         KGE

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995 This press release contains forward looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of PNM and Western Resources and with respect to the benefits of the transaction are based on current expectations that are subject to risk and uncertainties. Such statements are based upon the current beliefs and expectations of the management of PNM and Western Resources. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to, risks and uncertainties relating to: the possibility that shareholders of PNM and/or Western Resources will not approve the transaction, the risks that the businesses will not be integrated successfully, the risk that the benefits of the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with clients, employees, suppliers or other third parties, conditions in the financial markets relevant to the proposed transaction, the receipt of regulatory and other approvals of the transaction, that future circumstances could cause business decisions or accounting treatment to be decided differently than now intended, changes in laws or regulations, changing governmental policies and regulatory actions with respect to allowed rates of return on equity and equity ratio limits, industry and rate structure, stranded cost recovery, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs, decommissioning costs, present or prospective wholesale and retail competition (including retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as tornadoes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements, the outcome of Protection One accounting issues reviewed by the SEC staff as disclosed in previous Western Resources SEC filings, the impact of Protection One's financial condition on Western Resources' consolidated results, and other factors. PNM and Western Resources disclaim any obligation to update any forward-looking statements as a result of developments occurring after the date of this news release. Readers are referred to PNM's and Western Resources' most recent reports filed with the Securities and Exchange Commission.

Additional Information

In connection with the proposed transaction, PNM and Western Resources will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by PNM and Western Resources with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when available, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of PNM's filings may be obtained by directing a request to PNM, Alvarado Square, Albuquerque, New Mexico 87158.
Phone: (800) 545-4425. Free copies of Western Resources' filings may be obtained by directing a request to Western Resources, P.O. Box 889, Topeka, Kansas 66601-0889. Phone: (800) 527-2495.

Participants in Solicitation. PNM, Western Resources and certain of their respective directors, executive officers and other members of their management and employees, each of whom may be considered participants in this transaction under applicable securities laws, may be soliciting proxies from their respective stockholders in favor of the transaction. Information concerning PNM's directors and executive officers participating in the solicitation is set forth in PNM's Annual Report on Form 10-K filed with the Commission on March 9, 2000 and information concerning Western Resources' directors and executive officers participating in the solicitation is set forth in Western Resources' Annual Report on Form 10-K filed with the Commission on March 29, 2000 and amended on April 3, 2000. Certain directors and executive officers of PNM and Western Resources may have direct or indirect interests in the transaction due to securities holdings, vesting of options, and rights to severance payments if their employment is terminated following the transaction. In addition, directors and officers, after the transaction, will be indemnified by PNM and Western Resources, and benefit from insurance coverage for liabilities that may arise from their service as directors and officers of PNM or Western Resources prior to the transaction. Additional information regarding PNM's and Western Resources' respective participants in the solicitation will be contained in the joint proxy statement/prospectus.

PNM Interoffice Correspondence

TO:               All PNM Employees November 10, 2000

FROM:             Jeff Sterba
                  Chairman, President and CEO

RE:               A Successful Start


I am pleased to tell you that our "high voltage" future is off to an excellent start. I was overwhelmed by the sense of optimism and opportunity of the PNM employees I spoke with yesterday morning in Albuquerque. I was equally impressed by the reaction of the Western Resources employees I met with later in the day in Topeka and Wichita. They are eager and energized to begin our new future together.

Bill Real has been well-received by Western Resources employees and their communities. He will be ready to begin putting together his transition team soon, so we'll keep you up-to-date on those developments.

Our next stop is New York City where I'll be joined by Barbara Barsky and Max Maerki to discuss our plans with Wall Street investors and analysts. Yesterday, we conducted a conference call with the investment community to announce the merger, but we want the opportunity to sit down with them and present our plan more fully. We are going to make a compelling case on how this deal will benefit our shareholders, our employees and our communities.

After the merger was announced, you may have noticed that our stock price decreased. It is not unusual for a company's stock price to dip after it announces it is acquiring another company. Usually, the stock price rises for the company being acquired. That is what occurred yesterday and something that we expected would happen. However, by afternoon, PNM stock was moving upward and continues this morning, trading just under $25 a share. Keep in mind that we only just crossed the $25 a share point in September. The last time our stock traded at that price was in 1987.

This is a complex transaction and it will take some time for the financial market to fully understand it. I am confident the market will, in the end, realize the long-term value of this transaction to our owners.

I couldn't be more excited about or committed to our future success

                              PNM/WESTERN RESOURCES

                             Moderator: Jeff Sterba
                                November 9, 2000
                                  7:00 a.m. MT


Operator:         Good morning everyone and welcome to the PNM/Western Resources teleconference. With us today, we have Jeff Sterba, chairman, president, and chief executive officer of PNM and Barbara
                  Barsky, senior vice president, planning and investor services of PNM. After the opening remarks there will be a question and answer period. At that time, if you have a question, you will need to press the one, followed by the four, on your telephone. This call is being recorded and your participation implies consent to our recording this call. If you do not agree to these terms, simply drop off the line.

                  Now I would like to turn the call over to Ms. Barsky. Please go ahead, ma'm.

Barbara Barsky:   Good  morning.  Thank you for joining us this  morning to talk about PNM's purchase of the electric utility operations of Western Resources. Today's conference call can also be heard live on the Internet by accessing the link on our website, www.pnm.com. I'm Barbara Barsky, senior vice president at PNM.
                  Joining me today are Jeff Sterba, our chairman, president, and CEO, Max Maerki our CFO, Pat Ortiz, general counsel, and John
                  Loyak [sp], our controller.

                  This morning we issued a press release announcing this agreement. If you have not received this release, please call 505-241-2868 and we will fax you a copy immediately. A copy can also be found on our website, again at www.pnm.com.

                  This presentation contains forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects, and other aspects of the businesses of PNM and Western Resources, and with respect to the benefits of the transaction are based on current expectations that are subject to risks and uncertainties. Such statements are based upon the current beliefs and expectations of the management of PNM and Western Resources. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. For more information about these factors, please refer to our press release.

                  I'd like to now introduce you to Jeff Sterba, who will take about 15 minutes to discuss this announcement. Immediately following his remarks, he will open the conference to questions. Jeff.

Jeff Sterba:      Good morning and thanks for joining us this  morning.
                  Today I'm very pleased to announce that we have reached an agreement with Western Resources of Topeka Kansas to acquire that company's electric utility businesses in a stock for stock transaction valued at $1.5 billion, based on our trading price over the last ten days. As part of the agreement, we will also be assuming about $2.9 billion worth of Western
                  Resources'  debt,  bringing the total  purchase price to about
                  $4.4 billion.

                  The words Kansas Power and Light and Kansas Gas and Electric Systems, Western Resources serves more than 600,000 retail electric customers in north, central, and eastern Kansas. Since PNM now serves about 427,000 electric and gas customers here in New Mexico, this combination will create a core utility business with over 1 million retail customers in two states. Both Western Resources and PNM are also very active in the wholesale power market, an area where we see significant potential for value creation in this combination.

                  Our new company will own more than 7,000 megawatts of cost efficient generation in Kansas, New Mexico, and Arizona, comprising of fuel mix of nuclear coal and natural gas and oil. The strategic location of these assets gives us access to wholesale customers from California to Ohio, and from Canada to Mexico. With this combination, we are creating a multi-regional energy provider with the scale and scope needed to succeed in the new energy marketplace. This will be an energy business with over $3 billion in annual revenues, $6 1/2 billion in utility plan, over 5,000 employees, and exciting prospects for continued growth.

                  Before I talk more about these new opportunities though, let me first give you some more detail about the merger itself.

                  This will be a stock for stock transaction, tax-free for shareholders in both companies. Prior to the closing this transaction, Western Resources will reorganize all of its non-electric utility assets into a separate, publicly traded company named Westar Industries. Stock in that new company will be distributed to Western Resource shareholders so that they will own shares in both Westar Industries and Western Resources.

                  Simultaneously, PNM and Western Resources will become wholly owned subsidiaries of a new holding company yet to be named. The new company will issue 55 million shares, subject to adjustment, to Western Resources shareholders and Westar Industries. PNM shareholders will exchange their shares for shares in the new holding company on a one-for-one basis. The exchange ratio for the Western Resources shares will be finalized at closing, depending on any additional equity contributions to reduce the net level of debt.

                  When these share exchanges are complete, the new corporation will have approximately 95 million shares of common stock outstanding, of which approximately 42 percent will be owned by PNM's former shareholders and about 58 percent owned by Western Resources former shareholders. In addition, as I mentioned, PNM will assume approximately $2.94 billion dollars in Western Resources debt.

                  Based on PNM's average closing stock price over the last ten days, which was $27.325 per share, the transaction is valued at approximately 1.5 billion. The new company will have a total market cap of about $2.6 billion based on that price. All shareholders will be entitled to PNM's dividend. PNM's current dividend rate is $0.80 per share annually.

                  Now we believe the combination of Western Resources and PNM will provide tangible benefits to shareholders, customers, and employees in both companies, beyond what either company could offer on a stand-alone basis. For shareholders, the new company will offer an attractive combination of predictable cash flow and steady revenue growth from our expanded regulated utility business, together will strong growth in the competitive wholesale market. We expect that the combination will be immediately accretive. That is, earnings per share from the combined company will be larger than what PNM would have earned by itself.

                  We also continue to maintain our goal of achieving average annual earnings growth of 10 percent over the next five years. Let me emphasize that this transaction is not about cost cutting. It is about creating a platform for expansion. Now we do expect that by sharing best practices across the two organizations, we will find new ways to control costs, improve service, and enhance system reliability. But the strategic rationale underlying this combination lies in the vastly expanded opportunities it opens up for us in the wholesale market. This transaction realizes Pan Am's strategic vision of doubling our generation capacity and tripling our wholesale power sales.

                  With the addition of Western's generation assets, we will have an excellent mix of baseload, intermediate, and peaking capacity. Combining PNM's existing electric business with the KPL and KGE systems will give us a total of 7,125 megawatts of net generating capacity, together with ownership of 6,500 miles of transmission lines, and 36,000 miles of distribution.

                  In 15 years experience in the wholesale market, PNM has built on our favorable position by implementing an asset-based niche strategy, focused on offering products and services tailored to each of our wholesale customer needs.

                  That strategy has paid off with solid returns for PNM stockholders in recent years. Our revenues from both power sales have tripled from 1996 through 1999, and are up another 95% in the first nine months of this year.

                  Now with the addition of Western Resources strategically positioned and cost effective generation portfolio, and its experienced power marketing staff, we believe we can successfully penetrate the mid-continent market, using the same asset-back niche strategy that has served us so well in the west. At the same time, adding the KPL and KGE service territories to PNM's existing retail base will give our combined company a broader, more predictable cash flow from its regulated utility operations.

                  PNM, like KPL and KG&E, has earned a national reputation for reliable customer focused retail service. Strong local economies and steady growth in both territories enhance the predictability of future revenue at earnings growth, while the geographic diversification we achieve by operating both in Kansas and New Mexico reduces reliance on local economic condition and mitigates the impact of weather on revenues and earnings. We also expect a merger will deliver some advantages from the increase in scale achieved in the combination. Our larger market cap should provide us with improved access to capital markets, and an increase in shares outstanding will boost our market flow. The increase capitalization will also be of value as we continue to pursue new investments in energy related technology.

                  We expect that this transaction can be completed within 12 to 15 months and we will begin immediately to prepare the necessary filings to obtain regulatory and shareholder approvals. Regulatory agencies that we will be presenting some or all of this transaction to include the New Mexico Public Regulation Commission, the Kansas State Corporation Commission, the Federal Energy Regulatory Commission, the SEC, and the Nuclear Regulatory Commission. Also, of course, the transaction must be approved by the shareholders of both companies and the appropriate HSR filings.

                  We already have a request pending before New Mexico regulators to allow us to establish a holding company and place our regulated utility operations and our competitive power generation and marketing businesses into two separate subsidiaries. We hope that the substantial advantages of this proposed merger should dispose regulators to act favorably on that request. Let me also emphasize that this transaction does not, in any way, alter our commitment to proceed with restructuring within the state of New Mexico.

                  While the combined company will be headquartered in PNM's own home state of New Mexico, we intend to maintain a significant corporate presence in Kansas, and Kansas directors will be represented on the board of the new holding company. We really don't see any issues likely to arise at FERC, because of the different markets in which we serve or the NRC, or with other federal agencies that can potentially delay regulatory approvals beyond the end of next year.

                  We are in the initial stages of establishing a transition team, comprised of Western and PNM personnel, to guide us in integrating the two companies once the transaction is complete. PNM executive vice president, Bill Real, a 20-year PNM veteran, who also happens to be a Kansas native and started in Topeka with the gas services company, will head up that team. Although it is too soon to say what the makeup of the new management team will be, I will become the chairman and CEO for the new holding company. The new board will consist of PNM-- of six of PNM's current directors, plus three members from Kansas.

                  Now PNM is taking on a significant amount of debt in completing this combination. We have been successful in moving our own operation back to investment grade and will continue our strong commitment to conservative financial management. We have made provisions for Western Resources to make additional equity contributions through transactions not involving its ongoing utility operations, which would significantly reduce the leverage. The combined companies strong cash flow will also be used to quickly achieve investment grade for all units of the new company. We will use the combined companies strong cash flow to de-lever the company in a rapid manner.

                  In summary, let me say that we see substantial strategic, operational, and financial benefits flowing from this combination; benefits that will work to the advantage of our shareholders, customers, and employees alike. This combination will create a mid-sized, multi-regional energy company that combines both scope and agility, a company large enough to compete in the marketplace but compact enough to respond quickly to new opportunities. This transaction both expands our par marketing and generation capability and substantially increases our regulated utility base. It gives us the opportunity to repeat in the Midwest, the same success we have had it in the western bulk power market, at the same time that it substantially adds to our existing retail base. We believe this merger will create substantial value for our shareholders of both companies, while providing tangible opportunities for employees and stable rates and continued access to affordable reliable service for retail customers in both states.

                  I want to thank you for your time this morning and I would be pleased to have myself and the others with me today try to answer any questions you may have.

Operator:         Ladies  and  gentlemen,  we will now  begin the  question  and answer session. If you have a question, please press the one, followed by the four, on your telephone. You will hear a three-tone prompt acknowledging your request. If your question has been answered and you wish to withdraw your polling request, you may do so by pressing the one, followed by the three. If you're on a speakerphone, please pick up your handset before entering your request. One moment please, for the first question.

                  Once again, if you do have a question, please press the one, followed by the four, at this time.

                  Paul Fremont from Jefferies & Company, please go with your question.

Paul Fremont:     Thank you very much and congratulations on the transaction.  A number of us, I guess myself included, are not really familiar with the Western Resources side and particularly breaking out the utility piece from the entire company. Is there any way that you can help us, either on a historical basis or on a perspective basis, in providing us with some numbers on the earnings power of the Western Resources regulated operations, some sense of the book value? Should we assume sort of no good will in this transaction and whether any of the debt that's being picked up in this transaction is debt that's currently not booked at the regulated company, but would actually be booked at some of the non-regulated operations within the Western Resources family?

J. Sterba:        Paul,  the  Western  Resources,  I believe,  announced  in the
                  Spring their intention originally to break the company into two pieces; the Westar Industries and the Western Resources and have two pieces of paper that traded in the market. They subsequently decided that they would search to sell, seek to sell the utility operations. So with the Westar Industries is already in their books and records, reasonably well broken out, I believe, and has been kept separate. The debt that we are assuming is all Western Resources debt that sits at the utility level. It is-- does not sit at the-- at any of the unregulated subsidiaries level. One of your questions related to what about book value and the relationship to good will.
                  There will be no good will associated with this transaction and no acquisition adjustment that will be sought in the regulatory process.

                  Regarding the numbers, my suggestion is-- certainly I know you, being the good analyst you are, will do the work in looking at Western, but let me give you a bit of information based on 1999 data. Their total utility plant is about $3.8 billion. Their-- I'm looking for the rest of the information that I though I had with me, Paul. I don't. My suggestion would be that separately you can call Barbara Barsky to obtain specific data. There is some data contained within the press release relative to their revenues, which lest, I think in 1999, where about $2.3 billion and there is disclosure, which I apologize, Paul, I don't have with me right now, relative to what their earnings per share for the utility operation is.

P. Fremont:       Great. We'll try and follow up with Barbara separately.  Thank you.

J. Sterba:        OK.

Operator:         George Davies from ADBCO, please go with your question.

George Davies:    Yes,  two quick  questions.  One of my-- I've been a long-term holder and my customers  have a public  service in New Mexico.
                  One of the  reasons we were  attracted  to the company was its not  have a great  deal of gas and oil  exposure.  I'd like to know  what  the  mix of  business  is  going  to be of the new combined entities in terms of coal, gas,  nuclear,  and oil in
                  terms  of   production  of  capacity  that  you  all  will  be
                  officially holding.

J. Sterba:        Yes, George, the fuel mix of the combined company will be very similar to the fuel mix that PNM has today. Western Resources has a 47 percent interest in Wolf Creek, which is--

G. Davies:        I don't know Wolf Creek so you'll have to help me with that.

J. Sterba:        Wolf  Creek  is a single  unit  nuclear  facility  that has an excellent operating track record and has been well reviewed in both the NRC and the INPO [sp] ratings. So they have a piece of nuclear power. They also have coal resources, primarily in a facility called the Jeffrey Energy Station. And then they have gas and oil. The specific percentages we will provide you, but in general it is very close to the same percentage mix, fuel mix, that exists in our system today. They have just a little bit more gas and oil than we do on a percentage basis and a slightly smaller amount of coal. They are in the process of bringing online some new gas generation. Two combustion turbines have gone online this year and a combined cycle facility that is coming online this next year, but they have a good solid coal base, as well as a good operating nuclear facility that will keep our fuel mix about the same place where it is today.

G. Davies:        So then it's safe to say before we see any hard  numbers  that you're going to be much less than 25 percent will be gas or oil.

J. Sterba:        I believe  we're  just  around 21  percent  subject  to check,
                  George.

G. Davies:        OK,  yes,  well I--  that's  slightly  more than where you are today, but not much.

J. Sterba:        OK.

G. Davies:        Second  question and the last one. I'll get out of the way for others. Were others bidding on this company on a Western-- has been putting itself up for sale, where others bidding on this?
                  Was this a competitive bid? Was it we're good friends and we're going to do this deal regardless? How was this arranged?

J. Sterba:        No, George,  this was a competitive  situation and I certainly can't comment on how many players may have been involved. I know there were multiple and I know that they conducted a competitive process that led down to a final negotiation between the companies.

G. Davies:        OK.

J. Sterba:        We had  very  little  contact  with  Western  prior  to  this,
                  although   we  have  had  some  amount  of   wholesale   power
                  interchange with them. It's fairly small. They operate in a different grid than we do and so it's not a company that I would say we have had a lot of interaction with in the past.

G. Davies:        Can you tell me if you were  indeed a high  bidder or was it a mix, a fit business that allowed you to win versus other competitors?

J. Sterba:        George,  I guess if you find out the answer to that question I would hope you would call me and tell me.

G. Davies:        I see.

J. Sterba:        I  certainly  don't  know.  I have a  sense,  but it is only a sense. I think that what I have been told is that they saw the value in our strategy and in our ability to commit and execute that strategy in the West. And their shareholders will be taking that risk along with our current shareholders. And on the basis of that, they chose us in a competitive situation.

G. Davies:        Right now,  you sell more  wholesale  power than you do retail power, if I recall the numbers correctly, in terms of just sheer power, though they're very close, where is Western, and I'll get off the phone after this one, where is Western with wholesale versus retail?

J. Sterba:        Yes, George, our wholesale business is today  significantly in excess of our  retail  business.  It's about 60 percent of our total  sales.  It is a much  smaller  percentage  on Western's side.  They have been  involved in the wholesale  market,  but most of their  wholesale  sales have been in the,  what I will call the more  traditional  kind of  marketplace  where you're
                  selling  to  co-ops  and   municipalities  on  regulated  rate
                  tariffs.  They have developed a wholesale marketing operation.
                  We think that they have some good folks and have developed some expertise in that marketplace. This is the arena that we see the lion's share of the strategic rationale for the transaction, though.

G. Davies:        Thank you very much.

J. Sterba:        Thank you, George.

Operator:         Bill Mastoris from Bank of New York Capital Markets, please go with your question.

Bill Mastoris:    I have three questions. The first question is, Jeff, where the rating agencies consulted before hand and what are your expectations for the ultimate rating, once you have the combined entity on public service New Mexico's debt and if it's any different on any of the assumed debt that you'll be taking on from the utility? And then also you mentioned in the press release that you're going to maintain balance sheet integrity and de-leverage, and if you could provide any more color that would be greatly appreciated.

J. Sterba:        Sure. Irrelative to the rating agencies, yes we did visit with them prior to the announcement of this transaction. However, we have certainly not completed the discussions that need to take place for them to fully understand and evaluate this transaction. I think we would expect the rating agencies to take an action similar to what they have taken in other mergers of this kind, in which they may likely place us on credit watch until such time as they have an opportunity to fully evaluate it. And because of the leveraging implications, it wouldn't surprise me if it was a credit watch potentially with negative implication. We will be visiting with them again in the very near future to provide them the information necessary for them to fully evaluate the transaction.

                  As you know, this company has some great experience with the de-leveraging of a balance sheet. Over the 1990's we were able to take our balance sheet from about 72 percent debt, down to about 55 percent debt, and at the same time, provide rate reductions to customers amounting to over 18 percent. So this is something that I won't say that we relish the opportunity to de-leverage another balance sheet, but we certainly are not-- we believe in our capability to do it. And there are a number of mechanisms by which it will be done. We mentioned that there are opportunities for both Western Resources and Westar industries to either sell assets or raise capital outside of the fundamental utility and use that capital to reduce the amount of leverage of the utility prior to the closing of the transaction. And they will do that in return for a mixture of common and convertible preferred stock.

                  This company will also, the combined company, will also have an exceptionally strong cash flow engine in it. And consequently, we feel very good about our ability to manage the debt load. We are committed to insuring that the utility subsidiaries of the holding company will maintain investment grade rating. It is possible that the holding company, which will take on some debt for a period of time, may or may not be at investment grade, but it is certainly our intention to, over a fairly short period of time, have the holding company also be an investment grade paper.

B. Mastoris:      Jeff,  just a quick  follow up.  Would you expect that Western
                  Resources, or I should say Westar, will commit any additional or will provide any additional equity infusions into the utility prior to consummation of the transaction?

J. Sterba:        I do expect that they will likely  either sell assets or raise capital in a manner that will allow them to reduce the amount of leverage in the utility. And consequently, it will increase the amount of equity at the time of the consummation of the transaction. The magnitude of that, obviously, is not known by ourselves or Western.

B. Mastoris:      OK and you know,  kind of the last follow up and then I'll let somebody else-- What-- could you pinpoint, if you are at liberty to do so, some of the assets that may be sold?

J. Sterba:        You know I really  think that  that's a question  for  Western
                  Resources and Westar Industries.

B. Mastoris:      OK, thank you.

Operator:         Doug Ficher from AG Edwards, please go with your question.

Doug Ficher:      Yes, good morning. A couple of questions,  number one, what is the status of the preferreds that Western has? Will you be assuming those or will those go with Westar Industries or will they be taken out as a result of the merger? And are they included in the 3.-- in the 2.-- whatever the debt is you said that you're assuming here, the 2.939?

J. Sterba:        I'm going to ask Max to answer that question for you.

D. Ficher:        Then I have a follow on after that.

J. Sterba:        OK.

Max Maerki:       Good  morning,  Doug.  It  is  our  intention  to  assume  the preferred that are included in Western and they're included into $2.9 billion worth of debt.

D. Ficher:        OK thank you, Max. And then secondly,  what's your thoughts as to the rate disparity between Kansas Gas and Electric and the Topeka operations that do business as Kansas Power and Light, which has been a very contentious political issue in this state? And I believe there's some kind of rate filing to at least look at equalizing those over time.

J. Sterba:        Doug, it's an issue of keen interest to us. Western  Resources has agreed to file a rate case, which I believe they will be doing by- on or before November 25th. And in that rate case, it's my understanding they will be asking for a rate increase within their territory. And also, we'll probably propose some approach to closing the rate disparity that exists between those two areas. Obviously, between now and the closing, we are going to watch that with great interest. Western has the responsibility for proceeding with that rate case, but the issue of the rate disparity is one of significant concern in Kansas. When I visited with the Kansas governor, it was on the top of his mind. And so we're very interested in being able to help participate in shaping something that will allow that issue to be addressed over time. At the same time, we can't do a whole heck of a lot until we see what happens in the rate case.

D. Ficher:        Is the deal  contingent  upon a favorable  outcome to the rate case?

J. Sterba:        Well,  like  any  transaction,   this  agreement  has  certain
                  provisions for material adverse change that would allow our board to reevaluate the transaction in light of things that may happen on the regulatory or other fronts relative to Western. And so that's obviously the reason why that issue is of keen interest to us.

D. Ficher:        OK, thank you.

Operator:         Sharina  Chowdhury  from  Merrill  Lynch,  please go with your question.

Steve Fleischmann:Yes, this is Steve Fleischmann [sp].  Jeff, can you hear me?

J. Sterba:        Yes, Steve.  How are you?

S. Fleischmann:   Good, thank you. Could you please-- could you be willing to be more specific on what level of earnings increase you expect from the transaction?

J. Sterba:        I can tell you this,  Steve.  We have looked at a whole series of cases regarding this transaction, and as you know, you don't base this kind of a transaction on just one set of assumptions. In all cases, it is accretive in the first year.
                  It is accretive immediately. The range obviously varies, but the notion of five to ten percent is certainly within the range of what I would hope to see in the first year of the deal.

S. Fleischmann:   OK and that's off of the base that you've been pretty publicly outlined for the company--

J. Sterba:        Yes.

S. Fleischmann:   --for at least 2001 and 10 percent growth in 2002.  OK.

J. Sterba:        Yes.

S. Fleischmann:   My second  question is in the numb-- have you assumed that any additional equity is put into the utility from Westar in these enterprise value numbers that you've provided? That is--

J. Sterba:        W--

S. Fleischmann:   Yes.

J. Sterba:        Yes,  Steve,  we have made,  again,  a set, a different set of assumptions.  Everything  from looking at it if no  additional equity is  provided  to looking at it if the  maximum  amounts that are allowed under the merger agreement are provided.  And
                  obviously,   there  is  a  balancing  between  the  amount  of
                  accretion that you get on the earnings side and the rapidity with which one de-leverages the balance sheet. But again, as I say, in all instances it is accretive to earnings immediately.

S. Fleischmann:   OK. I guess my question is in the enterprise value numbers you provided in the release, do you assume that any additional equity is provided from Westar to you.

J. Sterba:        No.  I'm sorry Steve.  I missed that.  No.

S. Fleischmann:   OK.

J. Sterba:        That   enterprise   value  is  based  on  the  basics  of  the
                  transaction that include the assumption of debt. Now that will include some amount of equity for a $234 million note that exists between Western Resources and Westar Industries that will be paid for, if you will, in stock. But that is included in that 1.5 billion.

S. Fleischmann:   OK, but they are encouraged to put more equity in.

J. Sterba:        They certainly are. And our logic stream for that,  Steve, was we're going to--we-- if they don't we're going to do it. We're going to find ways, whether it's through a convertible preferred stock offering or something of that nature. And so this is a way for it to be done without transaction fees and to be done before closing of the transaction occurs.

S. Fleischmann:   OK.  Just quickly, what are the break up fees on each side?

J. Sterba:        The break up fees vary,  but the  fundamental  break up fee is
                  $35 million. And in the instance that there is a lack-- in the instance that there is a third party offer if you will, on the
                  table,  that  causes  the  shareholder   approval  not  to  be
                  obtained, there are certain conditions under which a $25 million fee would be paid. And then there are other conditions including material affect changes in which there would be no break up fee paid.

S. Fleischmann:   OK and one  last  question.  In terms  of  Western  generation position, could you just give us some sense, how much power they have available to sell wholesale, I guess both on-peak and off-peak?

J. Sterba:        Well,  they have  today  about 5400  megawatts  and it will be increasing  to about 57, I believe,  by the time we close this transaction  with the addition of a combined cycle unit. The--
                  it is not so much that Western has excess capacity, it is that there is a fundamental amount of energy available within their system,  just  as it has  been  in our  system.  That  is both on-peak and off-peak.  The magnitudes of that obviously  vary, but we see the opportunity to develop the same kind of trading
                  profiles,   Steve,   in  that  part  of  the  territory,   the
                  mid-continent area that we've developed in Western using the same strategy, where we will sell, make sales that are backed by assets, will then re-back those sales with purchases made throughout the system, and then be able to resell the power again. And that's particularly true with the ability to hedge off the gas and oil units that exist in their system. So it's hard to put a megawatt number on it, because they're not necessarily excess in capacity, but there is a large amount of energy that we believe is available to be marketed.

S. Fleischmann:   OK, thank you.

Operator:         Robert Mullin with ZLP, please go ahead with your question.

Robert Mullin:    Well,  congratulations,  just a couple quick questions.  I was looking at the Western Resource information that they put out in March when they talked about the separation of the company.
                  I was looking at a net income pro forma '99 net income number of about 84.5 million. I wanted to see if that was-- if that job was sort of what you guys were looking at.

J. Sterba:        I believe that rings a bell, yes.

R. Mullin:        And then  should we assume  some  increased  level of earnings with the new plant coming on line, that maybe would get you somewhere in the ballpark of like 100 million for Western
                  Resources?

J. Sterba:        Well, in fact, for the year ended 1999, the net income for the utility, I believe, was 96 million and for the last 12 months ended May of 2000 it was 98.8. So certainly we just believe with their fundamental retail growth they will be over $100 million.

R. Mullin:        OK and then some  incremental  level of earnings based on this new combined cycle plant coming on.

J. Sterba:        Yes.

R. Mullin:        OK.

J. Sterba:        And then  where we really  see the value over time will be the change in a more aggressive trading strategy in the wholesale marketplace.

R. Mullin:        In  terms  of--  so  that  the--  in  terms  of  like  revenue enhancements like that would be created via the trading strategy. Is there some sort of number that we're targeting or we should be targeting as we analyze this?

J. Sterba:        Well,  rather  than  provide a number on that,  because as you know, these markets are-- this is a new market for us. We're going to utilize Western's experience in that market, but also bring our experience to bear. I don't have-- there isn't a number that I would say you should yet target, but I do expect to see the kind of growth that we have seen and demonstrated we can achieve in our business in the west.

R. Mullin:        What-- on a pro forma basis, what the-- upon closing the deal, what is the debt ratio look like as a percent of total cap?

J. Sterba:        Max?

M. Maerki:        Our  debt  ratio  is  approximately  69 to 70  percent  before additional equity contributions are being made.

R. Mullin:        And do you have a number for the  consolidated  free cash flow on a pro forma basis?

M. Maerki:        I don't  have it right in front,  but it's a  neighborhood  of
                  $400 million.

R. Mullin:        OK.  Thank you very much.

Operator:         Karen  Roth  from  UBS  Warburg,  please  go ahead  with  your question.

Ray Wea: Actually it's Ray Wea [sp] with UBS [unintelligible]. Just wanted to get-- go back to the debt leverage issue in terms of, you know, you indicated the free cash flow [unintelligible]. Can you provide us the sense of what type of a debt leveraged target that you want to achieve? Do you want to get back to the 55 percent level?

J. Sterba:        Yes.  We would  target to get down into the 55  percent  level within a three-year time frame.

R. Wea: OK and a question about with respect to the spin-off. What is the regulatory process or approval process for that spin-off? Is it just an SEC filing and shareholder approval?

J. Sterba:        You  know,  I think  that's  a better  question  to ask of the
                  Western Resources folks. Certainly, the whole trend set of transaction will require approval, but I'm not particularly familiar with what may be required on the spin-off.

R. Wea:           OK. And just maybe one last  question  you're here to clarify.
                  The debt associated with the Protection One would be the only debt that goes with Westar Industries. Is that correct? Would you expect any other debts to move along with that infancy?

J. Sterba:        No, I think it's the debt that already  exists on the books of
                  Westar, what's now Westar Capital, which is where the holding of Protection One is. The debt that we are assuming is on the books of the utility.

R. Wea:           OK.  Thank you.

J. Sterba:        Thank you.

Operator:         Jim  Ferguson of Alliance  Capital,  please go ahead with your question.

Jim Ferguson:     At the time  the  Westar  or  Western  Resources  split up was announced, there were some non-utility assets, which became a subject for the Cangess [sp] Commission. I think the CCGT that you're apparently is going with it and the conthrussion [sp] turbines were--Are you going to be buying those? Are those now in the utility?

J. Sterba:        Yes, they are. They are in  individual  entities,  but it will include those properties.

J.Ferguson:       All right and the  follow-up on the previous  question.  There was, I guess implied debt that was incurred at the utility because it was only one company. Western Resources was the utility to fund the other ventures that Western Resources was involved in, PO1 [sp] and so forth. Has there been any allocation of that debt to the non-regulated, or is it regardless of what the purpose was? If it was issued in the name of Western Resources is it going to be taken in as part of the merger?

J. Sterba:        Yes it is,  subject to the  raising of capital  within  Westar
                  Industries for the reduction of that level of debt and return for stock.

J. Ferguson:      OK.  Now will KGE be-- continue to exist as a separate entity?

J. Sterba:        At this time, we anticipate that it will.  There may be a time in the future where we would eliminate the separation or the legal separation between KPL and KG&E. As you probably know, that is tied both to some indenture issues, but also and more importantly, to the rate difference issue that exists between the two companies.

J. Ferguson:      All right.  And,  let's see. Oh, what role,  if any,  will the
                  Western Resources management play in the new utility entity?

J. Sterba:        Of the senior management at Western Resources, at this time, I don't really expect that much involvement. There are a couple of folks that are in the senior executive pool of Western that we will take a look at as to whether we want them to be part of this team. I would mention that it really is our intention to create a new company, bringing the best of both companies.
                  And they do have some very good executives. But of-- their CEO and chairman for example, and his close advisors, they will not be involved in the management of the new company.

J. Ferguson:      Well, they were board directors?

J. Sterba:        Board directors.

J. Ferguson:      Thank you.

Operator:         Jill Sakol with Credit  Suisse First  Boston,  please go ahead with your question.

Terryn Miller:    Actually it's Terryn Miller [sp]. Two questions,  you said you were  assume  the on  balance  sheet  obligations  of  Western
                  Resources, but I would also assume that you are going to take over the payments under the Lesine [sp] lease, and that debt would go with the utilities?

J. Sterba:        Yes, that's correct.

T. Miller:        And second, Jeff, in your prepared remarks you stated that you hoped to achieve investment grade ratings in the future. And then you said you had a commitment. I just-- not sure if I misheard it or are you implying that you think you're going to drop below investment grade and then need to build back up to it, or you think you're going to keep investment grade throughout the short term?

J. Sterba:        Our intention is to do  everything  within our power to ensure that the utility businesses are investment grade. It is possible, because the holding company will take on debt that it may, for a period of time, not be rated at the investment grade level. And so that's where the-- where we're-- we'll just have to see how the holding comp-- how the rating agencies react to the information that we provide them.

T. Miller:        So your  statement  about  achieving  was really  intended and worded to focus on the new holding company.

J. Sterba:        Yes.

T. Miller:        OK.  Thank you.

Operator:         Roselynn  Perry  with SAC  Capital,  please go ahead with your question.

Roselynn Perry:   Yes. Hi Jeff. I have several  questions.  First of all, I just want to clarify. You indicated that the transaction is immediately accretive to earnings under all cases. Are the assumptions behind that statement, the 2.9 billion of debt, the 55 million of new shares, and you know somewhat over 100 million of Western Resources' net income, is it-- does that statement hold under those assumptions?

J. Sterba:        It holds under those assumptions, yes.

R. Perry:         OK.  And--

J. Sterba:        And it also  holds  under  assumptions  in which the amount of equity that goes to Western and to Westar Industries is higher than the 55 million shares.

R. Perry:         OK. And the equity  would only be higher in a situation  where the debt were lower. Is that fair?

J. Sterba:        That's  correct.  That's  correct.  And that's where the trade off, obviously, between earnings impact and accretion and leveraging.

R. Perry:         OK. And you are not  identifying,  at this point,  any revenue enhancements or cost savings?

J. Sterba:        We have some revenue  enhancements  in there,  but they're not significant  early on. And as I said, on the cost savings side
                  I expect we will get cost savings, but I think it will take some time to achieve them, because they'll largely come through shared services, where we're really talking about over time, computer systems and the like. So I don't think we'll see significant cost savings in the near term. I would say that this transaction is accretive, we believe, even in the event there are no cost savings from the consolidation of operations.

R. Perry:         OK.  And given that--

J. Sterba:        Now let me just make one  clarification  statement.  Are there circumstances under which this transaction, if it were to go forward, could become non-accretive? Both certainly. But in the cases that we have looked at, in which we've made reasonable assumptions, we believe that it is accretive, but you know, if the creek doesn't rise, I mean there are always things that can happen to blow a transaction apart.

R. Perry:         What are the  scenarios  in  which  the  transaction  could be non-accretive.

J. Sterba:        Oh, you know if they lost a  significant  source of revenue in the  millions  within a short  period  of time,  if they had a nuclear  disaster at their nuclear  power plant,  I mean there are always those kinds of material  adverse affects that could
                  happen   between  now  and   closing   that  would  make  this
                  transaction something that our board would have to reevaluate.
                  But as I said, under what I will call reasonable scenarios, we believe that this will be an accretive transaction, regardless of the amount of de-leveraging that is done by the sale of non-utility assets or the raising of capital through other means by Westar Industries to de-leverage the utility.

R. Perry:         OK.  And given that they  exchange  ratio  essentially  floats
                  depending   on  the   ultimate   debt  pay  down  and   equity
                  transaction, what is the ultimate collar? You know, what's the minimum amount of stock you'll give them, what's the maximum?

J. Sterba:        Well, the minimum is really about, for Westar Industries,  and this is included in the 55 million shares, is about 7 percent of the outstanding shares, because that's what they get on the basis of the inter-company note that exists today of $234 million. They are restricted from owning it more than 19.9 percent in either common or convertible preferreds, so that's a diluted 19.9 percent.

R. Perry:         OK. I was  referring  to the 55 million  new  shares  that you indicated you would issue.

J. Sterba:        Yes.  Oh, of the 55  million  shares,  I don't  have the exact number with me, but it's about 7 percent of the 58 percent that Western Resources shareholders will own, will be held by Westar Industries.

R. Perry:         So 7  percent  of  the 58  percent  will  be  held  by  Westar
                  Industries.

J. Sterba:        Yes, 7. Yes, and just for clarity it's 7 percentage  points of the 58 percentage points--

R. Perry:         OK.

J. Sterba:        --of the total  number of  outstanding  shares.  So of the-- I would ask if Max has of the 55 million shares, how many?

M. Maerki:        I don't have the number of shares,  but I think your  question was related more to what's the total that Western and Westar stock owners, which basically are all Western stockholders, could own of the total company if they went to the maximum of their availability to infuse that-- infuse equity into the corporations.

R. Perry:         Yes.

J. Sterba:        OK.

M. Maerki:        That would amount to about 65 percent.

R. Perry:         And what's the minimum?

M. Maerki:        The minimum is the 58.

R. Perry:         OK.  OK, thank you.

J. Sterba:        Sorry for misunderstanding your question.

R. Perry:         That's all right.

Operator:         Roger Sachs from Cathay  Financial,  please go ahead with your question.

Roger Sachs:      Yes,   thank  you,   just  a  couple   quick   questions   for
                  clarification.  The proceeds of 1.5 billion,  is that fixed no matter what happens? I mean it's based on the last ten days of
                  their  company's   stock  price.  If  your  price   fluctuates
                  indicatively, does that-- do those proceeds change? And could you just also repeat the amount of shares that the Westar
                  Industries will hold as based on that if injured company note of 234 million. Is it basically just going to be that 234 million divided by whatever price the new co comes to? Or is it actually fixed at the 7 percent of the total New York standing shares?

J. Sterba:        I'm sorry.  Could you mention your first question again?

R. Sachs:         I'm just wondering if the 1.5 billion in total proceeds--

J. Sterba:        You're right.

R. Sachs:         --is  that  fixed  or  can  there  be an  adjustment  to  that depending on the price of your company?

J. Sterba:        What we have  fixed is the  number of  shares  that will go to
                  Western shareholders at 55 million shares. It is not dependent on our stock price. So if it moves up or down, it will still be 55 million shares for the base amount of the transaction.

R. Sachs:         OK.  And would you--

J. Sterba:        With your second question, Max?

M. Maerki:        And the question was, if I understood  it correctly,  how many shares will Westar own of the corporation?

R. Sachs:         Yes. You mentioned it just prior to this question.  I just got a little confused as to how that calculation will be done.

M. Maerki:        Of the 58  million  shares  immediately  after  the  close and without any addition infusion of capital, Westar will own approximately 6.6 million shares.

R. Sachs:         6.6 million  shares of the 55 million  being  issued or of the total amount that will be outstanding.

M. Maerki:        Of the 55  million  that's  issued.  I  misspoke  58.  It's 55 million.

R. Sachs:         OK. They'll own 6.6 million shares of the 55 million. OK. That clarifies that. And do you know, off hand, the spin-off that Western is going to do? Is that going to be tax free to their shareholders? Do you know that?

J. Sterba:        Max?

M. Maerki:        We  believe  it's not going to be a  tax-free  transaction  to their shareholders.

R. Sachs:         It will not be a tax-free transaction.

M. Maerki:        But that's a  question  you need to ask of  Western.  It's our understanding it will not be.

R. Sachs:         OK and just the last  thing.  The  hundred  or so  million  of earnings that you're going to be getting from Western; that does include the 2.9 billion of debt. So that's net of that interest on the 2.9 billion.

J. Sterba:        That's correct.

R. Sachs:         OK.  Great.  Thank you very much and congratulations.

J. Sterba:        Thank you very much.

Operator:         Faith  Klaus from Bank of  America,  please go ahead with your question.

Faith Klaus:      All of my questions have been answered.  Thank you.

J. Sterba:        OK.  And if I could  note,  we have  time  for just a few more questions, as we need to proceed with a press release for the community, press conference.

Operator:         Peter Hark from Vallentine Capital,  please go ahead with your question.

Peter Hark:       Jeff,  I just want to  follow up some more on this  accretion.
                  You  make a  statement  in  your  release  that  this  deal is
                  consistent   with  the  targeted  10  percent  annual  average
                  earnings growth of the company. You laid out just recently, revised earnings guidance for next year of around 250 to 260.
                  This deal probably doesn't close, let's say '02. Are you suggesting then an '02 earnings are going to be 10 percent, at least 10 percent better than '01 or are you saying it's incremental to your 10 percent? I know you answered a question previously to Steve Fleischmann saying that this deal was anywhere from 5 to 10 percent accretive. Could you kind of clarify what the earnings outlook is in '02?

J. Sterba:        The specifics  for-- my comment about the 10 percent is really looking over the next 10 years. And any single year it may be less than 10 percent and another year it may be more. So that's really more of a trend over the five-year period. As we look at in '02 going from what we have stated as our earnings projections for '01, I expect to see earnings growth that will be caused partially by the accretion and partially by earnings growth inherent within PNM. The total of which could be in the 10 percent range.

P. Hark: Great. Thank you. And then for on a detaily [sp] side, what is the incentive for WR to infuse additional equity to pay down debt of the utility and why is there a maximum of 407 million?

J. Sterba:        Well,  I think  the  incentive  is  whether--  they  obviously believe that our strategy  going forward makes sense for their shareholders,  because they have taken this  transaction  on a stock basis. And I believe that they-- that it's fundamentally based on their belief that this strategy,  the strategy we are deploying,  makes sense.  I think they also feel an obligation
                  to  pursue   means  to  de-lever   the  utility   before  this
                  transaction is consummated. So I think they're both financial reasons to hold our common stock and as well as reasons that are inherent within the Kansas system.

P. Hark:          And the limit, the $407 million limit?

J. Sterba:        Well,  one,  we felt  that it was  appropriate  to place  some limitations on the amount of diluted holdings that any one party could have. Then we felt that 19.9 percent was a manageable number. There are certain restrictions relative to their voting and the like. But the-- it also represented about the amount of additional equity we felt we would need to infuse early on in the process if they did not de-lever the company. So it kind of matched it up in terms of what we felt was needed to be done to help reestablish a sound balance sheet, as well as providing the opportunity to Western to participate in our stock performance in the future.

P. Hark: Well, near term stock performance, I guess indications here look pretty open as the stock's down about 4 bucks.

J. Sterba:        I'm sorry?

P. Hark:          Our  question  is when are you coming into town to discuss the
                  benefits   of  this   transaction   and  why  it's   good  for
                  shareholders?

J. Sterba:        We will be in New York next  week.  I think I will be there as of Monday night. We plan on being available on Tuesday, and Wednesday, and Thursday to be in New York and Boston to visit with our shareholders as well as other shareholders in the marketplace.

P. Hark:          Great.  Thank you.

J. Sterba:        OK. Thank you all very much. I appreciate the time that you've spent with us this morning. I know that this is obviously a very significant transaction for us, and one that probably was not anticipated by many people. So we will be pleased to be able to see you in New York. We know you will have lots more questions by then. And we look forward to seeing you then.
                  Thank you.

Operator:         Ladies and gentlemen,  that does conclude your  conference for today. You may all disconnect and thank you for participating.

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